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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                       General Growth Properties, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)



                        Common Stock, $.10 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  370021107
--------------------------------------------------------------------------------
                               (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [X] Rule 13d-1(b)
  [ ] Rule 13d-1(c)
  [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).


                     (Continued on following pages (s))

                                 Page 1 of 5


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CUSIP NO.  370021107                13G                    Page  2 of  5  Pages
--------------------                                       --------------------


  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        GENERAL TRUST COMPANY

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)  []
                                                               (b)  []
  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION
        South Dakota

           NUMBER
         OF SHARES                5         SOLE VOTING POWER
        BENEFICIALLY                        18,399,153**
         OWNED BY                 6         SHARED VOTING POWER
           EACH                             -0-
         REPORTING                7         SOLE DISPOSITIVE POWER
          PERSON                            18,399,153**
           WITH                   8         SHARED DISPOSITIVE POWER
                                           -0-
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        18,399,153**

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
        23.0%**

  12    TYPE OF REPORTING PERSON *
        BK

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 18,057,257 shares of common stock, par value $.10 per share (the "Common Stock") of General Growth Properties, Inc. (the "Company") issuable upon conversion of certain limited partnership interests in GGP Limited Partnership (the "Operating Partnership").

CUSIP NO. 370021107                  SCHEDULE 13G                   PAGE 3 OF 5
-------------------------------------------------------------------------------


Item 1 (b). Name Of Issuer.

                  General Growth Properties, Inc.

Item 1 (b). Address Of Issuer's Principal Executive Offices.

                  110 North Wacker Drive
                  Chicago, Illinois 60606

Item 2 (a). Name Of Person Filing.

                  General Trust Company

Item 2 (b). Address Of Principal Business Office or, if none, Residence.

                  300 N. Dakota Avenue
                  Suite 202
                  Sioux Falls, SD  57104

Item 2 (c). Citizenship.

                  South Dakota

Item 2 (d). Title Of Class of Securities.

                  Common Stock, $.10 par value (the "Common Stock")

Item 2 (e). CUSIP Number.

                  370021107

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b), Or 13d-2(b), Check Whether Person Filing is a

                  [X] Bank as defined in Section 3(a)(6) of the Act.

Item 4.     Ownership.


     (a)    Amount Beneficially Owned:

                  18,399,153 shares of Common Stock**

     (b)    Percent Of Class.

                  23.0%**


     (c)    Number of shares as to which such person has

          (i)  sole power to vote or to direct the vote

                  18,399,153**


          (ii)  shared power to vote or to direct the vote

                      -0-


__________________________________________

     ** Includes 18,057,257 shares of Common Stock issuable upon conversion of certain limited partnership interests in the Operating Partnership.

CUSIP NO. 370021107                  SCHEDULE 13G                   PAGE 4 OF 5
-------------------------------------------------------------------------------

               (iii) sole power to dispose or to direct the disposition of

                     18,399,153**

               (iv)  shared power to dispose or to direct the disposition of

                     -0-

Item 5.   Ownership of Five Percent or Less of a Class.

               Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Held by the Reporting Person solely in its capacity as trustee of trusts. The beneficiaries of the trusts are members of the bucksbaum family which, for purposes hereof, includes the descendants of Martin, Matthew and Maurice Bucksbaum.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported or By the Parent Holding Company.

               Not Applicable

Item 8.   Identification and Classification of Members of the Group.

               Not Applicable


Item 9.   Notice of Dissolution of Group.

               Not Applicable

Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



__________________________________________

     ** Includes 18,057,257 shares of Common Stock issuable upon conversion of certain limited partnership interests in the Operating Partnership.

CUSIP NO. 370021107                  SCHEDULE 13G                   PAGE 5 OF 5
-------------------------------------------------------------------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2002

GENERAL TRUST COMPANY

By: /s/ Marshall E. Eisenberg
   --------------------------------------


Its: President
    -------------------------------------